Exhibit 14.1

CODE OF CONDUCT
BELDEN
SENDING ALL THE RIGHT SIGNALS®

A Message From The CEO
Fellow Belden Associates:
It is with great pride that I reintroduce to you the Belden Code of Conduct. This document is the vital link between our corporate values of ethics and integrity and our day-to-day engagements with our communities, with our suppliers and customers and with each other.
To me, success in business is all about keeping our promises, both voluntary and mandatory. Voluntary promises are what most of us would think of first. Examples of voluntary promises are delivery lead times, product warranties and post-sale service contracts.
Equally important are the mandatory promises, which are the promises we must make in order to do business in the markets in which we desire to compete. In order to be a publicly-traded company, for example, we promise our shareholders that we will provide them complete, accurate and timely information about our business. We promise not to engage in commercial bribery; we promise to provide our associates with a safe workplace; we promise to take care of the environment surrounding our facilities; and so on.
Putting it simply, we promise to do the right thing. This Code serves as a guide for all of us in fulfilling this promise by complying with the law and behaving in an ethical manner. No single document can address every situation, but the Code contains cross-references to Belden’s underlying policies and provides contact resources for asking questions and reporting misconduct.
Belden and its associated companies and brands, in operation for over 100 years, have a recognized reputation for doing business with integrity. This reputation is our most valuable asset. As the current stewards of the business, we owe it to those who came before us and those who will follow us to protect our brand. There is no better way to do this than by honoring all of our promises. Please join me in this daily commitment.
Best regards,
John Stroup
President & Chief Exceutive Officer
i

Our Core Values
In all places, and in all situations, Belden is committed to the highest standards of ethics and integrity. We never take professional or ethical shortcuts, and our interactions with all businesses, communities and individuals follow the high standards we accept as Belden associates.
Customers define our success
• We keep our promises to our customers.
• We earn our customers’ loyalty.
• We create value for our customers.
We play to win
• We outperform the competition.
• We measure and hold ourselves accountable for our performance.
• We create exceptional value for our shareholders.
Continuous improvement is our way of life
• We utilize the Belden Business System.
• We improve quality, delivery and cost.
• We eliminate waste from all processes.
We reach for greatness
• We use SDP to drive breakthrough results.
• We stretch to create innovative processes.
• We learn from our failures.
We succeed together through teamwork
• We learn from each other as One Belden.
• We value inclusivity and diverse opinions.
• We do not accept silent disagreements.
We invest in talent
• We attract and retain the best talent.
• We pay for performance.
• We actively develop all associates and promote from within.
ii

Table of Contents
A Letter from Our CEO, John Stroup i
Our Core Values ii
Introduction to Our Code 1
Applying Our Code 2
How to Raise Concerns 3
Our Non-Retaliation Commitment 4
Consequences of Code Violations 4
Our Company and Shareholders 5
We Avoid Having Conflicts of Interest 6
We Keep Honest and Accurate Financial Books and Records 10
We Communicate Carefully with Outside Parties 12
We Never Trade on Inside Information or Tip Others to Do So 13
We Safeguard Company Assets and Information 14
We Make Appropriate Use of Company Technologies 15
Our Communities 18
We Never Engage in Bribery or Other Corrupt Practices 19
We Take Strides to Protect Our Environment 21
We Comply with International Trade Laws 22
Appropriate Political and Charitable Contributions 24
Our Customers, Competitors and Business Partners 26
We Provide Quality Products and Services 27
We Select Quality Business Partners 27
We Conduct Ethical Business with Government Customers 28
We Comply with Competition and Antitrust Laws 29
We Use Ethical Marketing Practices 31
We Protect Third-Party Confidentiality 31
Our Fellow Associates 32
We Foster a Respectful and Inclusive Workplace 33
We Promote Workplace Health and Safety 34
We Uphold Individual Rights 35
We Respect Each Other’s Privacy 36
Waiving Our Code 37
iii

Introduction to Our Code
Welcome to the Belden Code of Conduct—known simply as “our Code.” Our Code serves as our guide in conducting ethical business, outlining the behaviors expected of us while working on behalf of Belden. By knowing and following our Code—as well as the laws and Company policies that apply to our work—we meet our commitments to our valued stakeholders, and continue to build upon a longstanding foundation of trust.
Our Code cannot possibly address all of the ethical dilemmas we might face—no single guide can. However, it does provide us with the necessary tools to help us navigate the difficult situations we may encounter. Our Code is supplemented by Company policies and procedures, as well as applicable laws and regulations and our own common sense and good judgment. Read the Code carefully, understand how it applies to you and ask questions as they arise. By doing so, you contribute to a culture of greatness and success.

Applying Our Code
Our Code applies equally to all associates, officers and directors of Belden and our subsidiaries worldwide. This means that each of us is responsible for following our Code, Company policy and the law in all of our daily business activities, without exception. We are all expected to make ethical business decisions and uphold not only the letter, but also the spirit of the laws, regulations and guidelines that govern our work.
We expect our supply chain to uphold these same high ethical standards.
While no individual is exempt from following our Code, some of us have additional responsibilities under it. In particular, managers at Belden have a duty to set an example of proper business conduct for other associates. If you are a manager, you are expected to create and maintain a work environment where associates understand what is expected of them, and feel comfortable sharing their concerns or reporting misconduct to you. Regardless of your position at Belden, you should always lead through positive example, and make the Code a part of your daily work.

How to Raise Concerns
Raising concerns is the most effective way to promote positive change within our Company. If you become aware of any actual or potential misconduct, or have questions about how our Code, Company policy or laws and regulations apply to your work, you are strongly encouraged to report the misconduct and to seek guidance. There are many resources available to you, such as:
• Your manager
• Human Resources
• The Belden Compliance Team (consisting of the Legal Department and the Internal Audit Department), including by e-mail at ombudsman@belden.com
• Our Convercent hotline
• By telephone at: 1-800-461-9330 in U.S. and Canada
• Online at: www.belden.com/ethics (this website contains local dialing numbers for jurisdictions outside of the U.S. and Canada, and contains a link to the Belden associate Compliance Portal) Keep in mind that Belden treats all reports confidentially, regardless of which reporting avenue you choose. Where local law permits, you can also make your report anonymously through the Convercent hotline identified above, and Belden will not attempt to identify you.
Belden investigates all reports of actual or potential misconduct, and makes every effort to communicate the results of the investigation back to the person making the report.
For additional information, please reference Belden’s
Speaking-Up Policy.

Our Non-Retaliation Commitment
Belden does not tolerate acts of retaliation against those who make reports in good faith. Making a report “in good faith” does not mean that you have to be right—it simply means that your intentions are honest, and you give a full and accurate account of what you know.
To this end, Belden managers are expected to maintain an open-door policy, fostering clear communication with associates at all times. As a manager, you must never retaliate—or tolerate retaliation—against any individual for making a good faith report. If you believe you have witnessed or experienced an act of retaliation, you have a duty to speak up.
Consequences of Code Violations
Violations of our Code, Company policy, and applicable laws and regulations can have serious consequences—both for those involved, as well as for Belden. Such consequences can include disciplinary action (up to and including termination), fines and civil or criminal prosecution. Remember, by following this Code—and reporting any suspected misconduct earlier rather than later—we can avoid major consequences for ourselves and our Company.

Our Company
and Shareholders

We Avoid Having Conflicts of Interest
Conflicts of interest have the potential to affect us all by interfering with our Company’s best interests.
A “conflict of interest” occurs when our personal interests or loyalties are at odds with those of our
Company. However, even the appearance of a conflict can create problems. For that reason, we must try to avoid actual or potential conflicts of interest, and we have a duty to disclose any such conflicts as soon as they arise. That way, our Company can ensure the situation is resolved promptly and ethically.
While we cannot anticipate all possible conflict of interest scenarios, this section describes some of the more common situations we may encounter.
Business Gifts and Entertainment
We all rely on strong business relationships to create Belden’s continued success. Forming and maintaining those relationships often involves the exchange of business courtesies, but it is imperative that we maintain our integrity when doing so. To that end, we may only give or receive business gifts, hospitality, meals, entertainment or other favors that meet the following requirements:
• For a legitimate business purpose and consistent with common courtesies usually associated with accepted business practices
• Nominally-valued
• Not extravagant in nature
• Infrequent
• Not intended to sway business decisions

Our Company and Shareholders
In addition, any business courtesies must be legal and in line with our Company’s high ethical standards. If you have any doubt, ask yourself whether public disclosure of the facts would cause embarrassment to Belden or to the recipient. If the answer is “yes,” you should not proceed with the exchange.
Remember that the rules surrounding gifts and entertainment to government officials are much stricter than those set out in this section. See the “We Conduct Ethical Business with Government Customers” and “We Never Engage in Bribery or Other
Corrupt Practices” sections of our Code for additional guidance.
For additional guidance, please reference Belden’s Gifts and Entertainment Policy.
Corporate Opportunities
Keeping our Company’s best interests in mind means that we must not take personal advantage of business opportunities we learn of through our work at Belden, nor may we help anyone else take such opportunities for their personal gain. As a rule, we may not have outside business interests that are in any way detrimental to Belden’s best interests.
QUESTION
My job puts me in close contact with various Belden business partners. Because I am responsible for maintaining relationships with these companies, I am in frequent contact with their representatives. This year, one of the representatives I have been working with has been especially helpful, and I would like to invite him out to a nice business dinner to show my appreciation. Is this okay?
ANSWER
Treating a business partner to a meal is generally acceptable, so long as you follow a few simple rules. First, make sure that the venue is appropriate and select a restaurant that is reasonably priced. Think about whether your invitation could appear to reflect any bias on behalf of Belden—especially if you do not normally invite partners out for meals. If you are confident that this dinner could not be seen by a reasonable person as an attempt to influence business decisions, you should be fine to proceed with the invitation. However, you should always let your manager know, and obtain any necessary approvals before extending such an offer.

Doing Business with Family and Friends
We may not directly or indirectly supervise our immediate family members. Doing so could give rise to the appearance of favoritism. “Immediate family members” include spouses, children, stepchildren, parents, stepparents, siblings, in-laws and any other members of your household. If you find yourself in a position that violates this policy, disclose the situation immediately.
Likewise, if your work involves making decisions about or interacting with Belden’s business partners or suppliers, you must take care to ensure your decisions and actions are objective. If a friend or family member stands to gain from an existing or potential Belden business arrangement (for example, due to their employment by the business partner or supplier), you must notify your manager and remove yourself from the decision-making process.
Financial Interests
We may not have a substantial economic interest in companies that do business with or are in competition with Belden. This includes channel partners and end customers of Belden. An interest is substantial if it represents a significant proportion of the business enterprise, or would otherwise influence our judgment. As an exception, we may own a modest amount of stock in a publicly traded company that may compete in some way with Belden, unless this would compromise our ability to make independent business decisions.

Our Company and Shareholders
Outside Employment
We may not engage in outside jobs or other business activities involving a firm that is competing or doing business with our Company. Apart from this, we may only engage in outside jobs or business activities when these activities do not interfere in any way with our work at Belden. Keep in mind that you must be able to meet the normal demands of your full time employment with Belden, and secondary employment is discouraged.
Serving on a Board of Directors
None of us may serve as the director of any other for-profit company without the prior written approval of our
Legal Department. While impacting your community by serving on a board of directors for a non-profit organization is encouraged and does not require prior approval, you may only accept this position if it does not interfere with your ability to do your job.
Belden’s directors may be connected to other corporations and firms with whom Belden occasionally does business. If you are a director of Belden, you may not vote on any transaction in which you—or the companies or firms with which you are connected—have an interest. No contract or other transaction between Belden and any other corporation or firm will be affected by the fact that any director of Belden is interested in, or is a director or officer of, such other corporation or firm.
QUESTION
I work the second shift at a Belden manufacturing facility. During the holiday season, I am also looking to make some extra money doing seasonal work for a competitor. The work is part-time and won’t conflict with my current schedule. Can I do this?
ANSWER
No—not if the work you are doing is for a competitor. Work performed for Belden competitors quickly creates a conflict of interest. By accepting even temporary or part-time employment with a competitor, our loyalties become divided between Belden and the other company—and it is difficult to act in the best interests of either. If you feel strongly about securing seasonal work outside of Belden, you should run the matter past your manager before accepting any offers, to ensure your outside work will not create an actual or potential conflict.

We Keep Honest and Accurate Financial Books and Records
Since we work for a publicly traded company, we have a responsibility to our shareholders and the government to present an honest and accurate account of our Company’s well-being. We each have a duty to maintain the accuracy of Belden’s books and records. Our public disclosures and other communications must always be full, fair, accurate, timely and understandable.
In order to achieve this, our Company maintains a system of internal accounting controls to supervise our accounting and reporting activities at all levels. It is important that we all follow these controls at all times. To do this, keep the following in mind:
• All books, records and accounts—including invoices, time cards, expense reports and all other corporate records—must accurately and fairly reflect our transactions.
• Never make any false or artificial entries in our Company’s books for any reason.
• Always use funds correctly in accordance with supporting documentation.
• Under no circumstance may we establish an undisclosed or unrecorded fund or asset (no slush funds).
• Only authorized personnel may make withdrawals from disbursement accounts, and then only by check or other acceptable means of transfer customarily used by major banks. No check may be made payable to “cash” or other unidentifiable payee.
If you have a concern or complaint regarding accounting, internal accounting controls or audit matters, you are encouraged to express these

Our Company and Shareholders
concerns or complaints (on an anonymous basis, if desired) to the Chair of the Audit Committee of the Board of Directors by calling our Convercent hotline at 800-461-9330. See Belden’s Convercent hotline portal at www.belden.com/ethics for international access codes if dialing from outside the United States or Canada.
Managing our records is a critical component to building trust with our clients, regulators and shareholders. Such records include all electronic, email, imaged and paper documents created, received or maintained by our Company for legal, regulatory, accounting or business purposes. Effectively managing these records allows us to meet our business needs and ensure our records are available when needed. In addition, it helps us comply with all applicable laws and regulations and preserve any relevant documents in case of litigation, audits or investigations.
We all must follow the records management policies and retention schedules in the locations where we operate. They provide the length of time for which we should maintain business records, and procedures for compliance with legal holds. A legal hold applies to records connected with actual or anticipated litigation or government investigations. If you believe that anyone has improperly concealed, altered or destroyed a record, you should report it to the Belden Compliance
Team. Belden’s record retention requirements are set forth in its policy on Record Creation, Retention, Retrieval and Disposal.
We must respond to and comply with all external and internal audits and investigations, including government investigations. In doing so, we may never impede or delay any such audit or investigation. Always provide auditors and investigators with the information to which they are entitled. If you have any questions about any audit, investigation or inquiry, and how you should respond, consult with the Belden Compliance Team.

We Communicate Carefully with Outside Parties
It is important for us to speak about our Company with one consistent voice. Therefore, we may only make public statements on Belden’s behalf if we have express authorization to do so. If an investor, security analyst, member of the press or other key public contact requests information from you, even if the request is informal, please refer them to the Director of Investor Relations. Requests from government officials or attorneys should be referred to the Legal
Department. For more information, please see our Disclosure and Release of Company Information Policy.

Our Company and Shareholders
We Never Trade on Inside Information or Tip Others to Do So
It is against Company policy and the law to make use of material nonpublic information for our personal benefit, through buying or selling the stock of Belden, of another publicly-traded company, or otherwise. Material nonpublic information (also known as “inside information”) is information about a company—either Belden or any other publicly-traded company—that is not known to the general public and that a reasonable investor would consider important when deciding whether to buy, sell or hold that company’s securities.
Inside information frequently includes the following:
• Business acquisitions, mergers or divestitures
• Sales and earnings figures
• Significant new products
• Major contracts
• Corporate equity or debt offerings or restructurings
• Sales or purchases of significant assets
Likewise, we may not disclose inside information to any other person who could use it for his or her personal benefit. This practice is known as “tipping,” and is illegal. The consequences for violating insider trading laws are severe, and include potential criminal liability. If you have any questions about whether the information you possess is inside information, check with the Legal Department before disclosing or acting on the information.
For further guidance, see our Securities Trading and Communication with Outsiders Policy.
QUESTION
My involvement with R&D at Belden means I often have access to information about upcoming product offerings. I have just been made aware of a new development that is sure to increase our Company’s stock price—possibly by a significant amount. I’m not normally tempted to trade Belden shares based on information I learn through my work here, but I have a good feeling about this. Can I trade Belden stock while I possess this information?
ANSWER
No—and you may not advise anyone else to do, either.
Your position at Belden comes with the privilege of receiving sensitive Company information. You should never abuse this privilege by using such information for personal gain. If you choose to trade in Company stock while you possess material, nonpublic information, you are choosing to violate insider trading laws. This puts you and Belden at risk for severe consequences—including major fines and possible jail time.

QUESTION
I work remotely a few times each month. Depending on where I’m located, I will occasionally need to bring my Company laptop and cell phone to a hotel lobby or nearby coffee shop to conduct business. My laptop is encrypted and, if I need to take a call, I try to speak quietly so that others can’t overhear me. Are there any other precautions I should be taking?
ANSWER
Yes. You are on the right track, but when it comes to confidential Company information, we can never be too careful. If you must conduct business in a public place, make sure you don’t discuss confidential information—even quietly—as you never know who may be listening in. Be cautious when displaying confidential or proprietary data on your laptop or other device as well, as others may look over your shoulder. Also be aware of the security risks involved in using public Wi-Fi networks. Finally, although your laptop is encrypted, make sure not to leave it behind without properly securing it in your hotel room.
We Safeguard Company Assets and Information
It is critical to our future success that we safeguard the assets we have worked to achieve. These assets include Belden’s physical property as well as its technologies and confidential information.
Confidential information about Belden and its operations belongs to our Company. We may only use or disclose such information when there is a business need to do so. If your responsibilities require ongoing access to confidential information, you are required to sign a non-disclosure, or confidentiality, agreement. Some examples of confidential information include:
Manufacturing methods
Design drawings
Customer lists
Associate lists
Earnings forecasts
Business strategies
Acquisition candidates
We may not disclose data or information of a confidential nature to anyone outside of Belden, or to another associate who has no need for the information, unless we have proper approval and a signed confidentiality agreement in place.
Belden’s intellectual property—including its patents, trademarks, copyrights and trade secrets—are of vital importance to Belden’s business. We all have a duty to protect this intellectual property from unauthorized disclosure and from misuse by others. Do not discuss trade secrets (or other confidential information) where it may be overheard by unauthorized third parties. In addition, do not leave Company computers, mobile phones, files or other information storage devices unsecured.

Our Company and Shareholders
We Make Appropriate Use of Company Technologies
Belden’s assets include its computers, communication systems and related equipment. Our Company provides these systems and equipment, including e-mail and voicemail, to assist us in doing our jobs. They are not for personal use, except on an infrequent and limited basis.
Keep in mind that messages sent through e-mail, messages contained on voicemail and the contents of Company computers are the property of Belden, and are considered business records. For that reason, they may be disclosed in connection with administrative, judicial or other proceedings.
We may never use Company e-mail or voicemail to verbally abuse, defame or otherwise offend others. Harassing, vulgar, obscene or threatening language has no place in our communications at Belden. We are also prohibited from communicating, disseminating or printing any copyrighted materials in violation of copyright laws, and from downloading, distributing or sending pornographic or obscene materials.
By using Belden’s e-mail, voicemail and other Company technologies, we consent to our usage of these systems being monitored and acknowledge Belden’s right to conduct such monitoring, subject to applicable local laws. None of us should expect that e-mail or voicemail is confidential or private and, therefore, we should have no expectation of privacy related to our usage of these systems.
For additional guidance, see our E-mail, Internet and Computer Security Policy.

Many of us use social media—including blogs, social networking sites, podcasts, wikis, photo/video sharing sites and chat rooms—in our personal lives. Belden recognizes that social media and the Internet in general have important business uses by giving us more ways to engage with our stakeholders. However, we should always remember that electronic messages are permanent, transferable records of our communications that can affect Belden’s reputation. This means that we must follow all Belden policies and procedures when using social media. We must never give the appearance of speaking or acting on our Company’s behalf unless we are authorized to do so.
When using social media, we should:
Seek authorization from Corporate Outbound
Marketing (corporate.communications@belden.com) before posting official information about Belden or our brands.
Follow Company standards in our use of technology.
Protect Company assets and confidential information, always remembering that the Internet is a public place.
Clearly disclose our affiliation with Belden whenever we talk about the Company and/or any one or more of its brands in online postings. This rule applies whether we are posting comments online as authorized Company representatives or we are using social media in our personal lives (in other words, not acting within the scope of our job duties).

Our Company and Shareholders
These general rules apply as well to our suppliers, agencies and others who act on our behalf. We should not ask our family members or friends to post content online or in social networking venues that we could not otherwise post ourselves as associates of the Company.
If you believe that our Company’s technologies and/or electronic communications are being used inappropriately, notify the Belden Compliance Team.
For additional guidance, see our Social Media Guidelines.

Our Communities

We Never Engage in Bribery or Other Corrupt Practices
Belden is committed to succeeding because of the work we do, and not because of any unethical practices. To adhere to Company policy and the law, we may never make or accept a bribe, kickback or other improper payment in connection with any of Belden’s business. A “bribe” is anything of value—including money, gifts, favors or entertainment—that may be seen as an attempt to influence a person’s actions or decisions, obtain or retain business, or acquire any sort of improper advantage. A “kickback” is the return of a sum already paid (or due to be paid) as a reward for making or fostering business arrangements. Both are strictly prohibited at Belden.
We comply with anti-corruption laws—including the U.S. Foreign Corrupt Practices Act (“FCPA”)—wherever we do business. These laws prohibit improper payments (or offers of payments) to foreign government officials with the intent of obtaining or retaining business or another improper business advantage. Keep in mind that “foreign government officials” include foreign
(that is, non-U.S.) federal, state or local government employees, political parties or candidates for political office, and even employees of businesses that are owned by a foreign government. Violations of the FCPA and other anti-corruption laws can carry severe fines and penalties, including imprisonment.

A company may also be liable for knowing of an FCPA violation by its outside agents, consultants, sales representatives, or distributors. “Knowing” includes a conscious disregard—that is, a person ignores the circumstances surrounding the transaction that would make a reasonable person suspicious that a violation may occur. If we suspect that an agent’s fees or commissions are excessive, or have any other reason to believe that a bribe will be paid in connection with the transaction, we will not complete the transaction.
We should all be sensitive to the following “red flags” when dealing with the FCPA, and should consult with Belden’s Legal Department if any arise:
• Any suggestion that bribes or other violations of law might occur during the term of the proposed agreement
• Dealing with a close relative or business associate of a senior government official
• Any request for an unusually high commission
• Dealing with a country notorious for improper or corrupt practices
• A request for payment in cash or unusual payments to questionable parties
If Belden suspects unethical acts, we will not hesitate to terminate any further dealings with a foreign sales agent in order to avoid a violation of the FCPA.
Anti-corruption laws also address facilitating payments.
“Facilitating payments” are small, infrequent payments made to expedite the performance of routine government actions by a public official. Such actions include the issuance of work permits and visas. However, these payments are prohibited in many countries. For this reason, and because of the many legal and business issues they present, Belden does not permit the use of facilitating payments anywhere in our operations.

Our Communities
For further guidance, see our Global Anti-Corruption and Anti-Bribery Policy.
We also must be particularly careful to never engage in commercial bribery. “Commercial bribery” is the act of paying a bribe, gratuity or kickback to an associate of a private (non-government) actual or potential business partner as a means to gain business or influence business decisions. Commercial bribery also includes indirect, improper payments to these associates and members of their families. If any of these individuals request such an improper payment, contact the Belden
Compliance Team immediately. Belden will not accept any business through improper or illegal payments.
We Take Strides to Protect Our Environment
We comply with environmental laws and regulations wherever we operate. In addition, we conduct business with technology that demonstrates respect for the environment. We encourage both the development of environmentally sound procedures and the reduction of waste through source reduction, recycling and manufacturing process control. If you have ideas about how our Company can more effectively reduce its carbon footprint, you are encouraged to submit your suggestions to Belden operations in your region of the world.
QUESTION
I often work overseas and have become friendly with some foreign government officials. I recently gave a watch to one of my contacts in a foreign country to thank him for being so hospitable and generous to me. He did not expressly promise to do anything in return and I have no contracts pending with him or his government. Is this okay to do?
ANSWER
No, this should not be done. Our Code and the law prohibit the payment or promise of anything of value to a foreign official in order to gain an improper advantage, and this expensive gift (unlike a modest gift, like a Belden hat or t-shirt) will likely be viewed as being given with corrupt intent. In this situation, you will likely have business before this government official in the future, even if you have no business before him now.
You should contact the Belden Compliance Team if you have any questions.

We Comply with International Trade Laws
With a market presence in nearly every region of the world, it is crucial to our continued success that we comply with all national and local rules and regulations that govern our international trading activity. The
United States, and to a more limited extent other countries, regulate and in some instances restrict the export of products, materials and technology to certain countries or certain end-users. If our jobs involve international trade, it is important that we understand and follow these restrictions carefully.
Keep in mind that an “export” occurs when a product, service, technology or piece of information is shipped to a person in another country. An export can also occur when technology, technical information or software is provided to a non-U.S. citizen located in either the United States or elsewhere. This is true whether the item or information is transferred manually, verbally or in writing.
U.S. law also requires that we refuse to participate in unsanctioned foreign boycotts, such as the Arab League boycott of Israel. We must not cooperate with any request concerning such boycotts or related restrictive trade practices. This means we cannot take any action, furnish any information or make any declaration that could be viewed as participation in an illegal foreign boycott. There are severe penalties for violation of these laws.
In addition, Belden is required to report any suspected boycott requests to the U.S. government. You must notify the Legal Department if you suspect you have received any form of a boycott-related request for information, whether oral or written.

Our Communities
Finally, the United States, the United Nations, the European Union, and other countries have imposed sanctions that may restrict or prohibit our dealings with certain countries, entities or individuals. Such sanctions generally restrict the following activities:
• Transfers of assets
• Monetary payments
• Provision of services
• Exports of sensitive technology
• Travel to the affected countries
We must know and follow applicable restrictions wherever we are doing business. Belden has designated export compliance coordinators at its facilities to ensure compliance with applicable export, sanctions and anti-boycott laws. You should consult with the Legal Department if you have questions regarding the scope or application of these laws to your work.
For further guidance, see our Export and Anti-Boycott Control Policy and Procedures.
QUESTION
I need to send U.S. government-controlled technical data to certain Belden associates who are not U.S. citizens, but are located in the United States. It’s important that I send the data immediately in order to keep this project going. Can I email the documents to these associates?
ANSWER
No, you must first confirm that these individuals are authorized to receive the data. You can do so by contacting the Legal Department. It is important to note that employment alone doesn’t qualify individuals at Belden to have access to goods, technology or services regulated by
U.S. export laws or those of another country, regardless of where the person is located.

Appropriate Political and Charitable Contributions
Belden encourages all of us to be responsible citizens and support the charities of our choice. We should also know that under no circumstances will our position at Belden, or our chance of future advancement, be affected by our support of (or opposition to) charities or candidates for political office. It is contrary to
Belden’s policy to pressure us into making individual contributions to charitable fund drives or political campaigns.
If we do choose to participate in political or charitable activities, we must do so on our own time and at our own expense. We may not use Belden’s resources—including our time during working hours—for contributions to any political party or committee or to any candidate for public office. Always exercise good judgment, and ensure that any political or charitable involvement does not interfere with your performance at work.
From time to time, Belden may choose to make political contributions or donations to charity, in accordance with local law and in line with our Company’s interests.
Belden’s Chief Executive Officer must approve such political contributions, which must also be recorded accurately in our accounting records.

Our Communities
Likewise, our Company may choose to engage in lobbying activities to further our legislative goals and business objectives. These activities include:
• Contacts with legislators, regulators, executive branch officials or their staff
• Communications with government officials
• Efforts to influence legislative or administrative action
It is important to note that lobbying activities may require disclosure and are subject to very specific rules. If your work involves any lobbying activities, make sure you are following all applicable rules and regulations. Discuss any such activities with the Legal Department to determine whether disclosure and other rules apply.

Our Customers, Competitors and Business Partners

We Provide Quality Products and Services
Belden’s highly differentiated, high-performance products can be found in a variety of markets including industrial, enterprise, broadcast, transportation, and energy. Our customers choose Belden because we provide products of superior quality and value. Ensuring that our products are consistently of the highest quality is critical to our continued success. We must each be aware of and follow Company policies and procedures designed to protect the quality and safety of our products. For guidance, consult any of our plant managers.
Just as we provide safe, quality products, we expect our suppliers to assure the quality and safety of the products and services they provide to us.
We Select Quality Business Partners
We believe in doing business with third parties that embrace and demonstrate high principles of ethical business behavior. We rely on suppliers, distributors, contractors, and consultants to help us accomplish our goals. They are part of the Belden team and should be treated according to our values. We offer fair opportunities for prospective third parties to compete for our business. The manner in which we select our business partners and the character of the business partners we select reflect on the way we conduct business.

We Conduct Ethical Business with Government Customers
When we work on government contracts, there are special rules and regulations that we must follow. Most importantly, we must always be truthful and accurate when dealing with government associates, officials and agencies. In addition to knowing and complying with all contract requirements, we must:
• Ensure all reports, certifications and statements to the government are current, accurate and complete
• Assign all time allocations and costs to the proper category, as well as the appropriate contract
• Retain records in accordance with contract requirements
• Never dispose of written records or other documentation until the required retention period has ended
• Use government property for specified purposes only, and never for personal or non-contractual use
Regulations also require that we fulfill our contracts completely and in accordance with contract terms.
Deviating from a contract’s specifications without authorization—such as by making substitutions in materials or vendors or by failing to perform required tests and inspections—is prohibited.
In many industries, giving small gifts and entertainment is a normal part of business. However, the law places strict limitations on giving gifts or entertainment to government officials. When our client is the U.S. government, it is generally illegal to offer any gift, entertainment or other item of value, as the gift may impair the official’s ability to make impartial business decisions. Never offer to give a U.S.

Our Customers, Competitors and Business Partners
government official anything of value, as even a small item could be considered a bribe. For rules concerning giving gifts or entertainment to foreign government officials, see the “We Never Engage in Bribery or Other
Corrupt Practices” section of our Code.
Federal law also prohibits us from discussing employment opportunities at Belden with government officials while we are working on a government contract. This is true whether the discussions are direct or through an intermediary, such as a headhunter. It is illegal to offer, promise, or even hint at a possible job opportunity. Even casual or joking conversations could be considered an attempt to improperly influence a government official, so it is best to avoid these conversations entirely.
It is also important to note that you can be held liable even if the government official—not you—is the person who initiates the employment-related discussion. Immediately consult our Legal Department if you receive an unsolicited job inquiry from a government official or from a third party representing the official.
We Comply with Competition and Antitrust Laws
We comply with all applicable laws that prohibit unreasonable restraints of trade or monopolies—commonly called “competition” or “antitrust” laws. These laws are designed to preserve fair competition in the marketplace, and generally prohibit us from agreeing with our competitors about any of the following:
• Fixing prices or sales terms
• Dividing customers, territories or markets
• Regulating or limiting production
• Punishing a supplier or customer by cutting off business
QUESTION
A project I am working on has fallen behind schedule because of its many testing requirements. The tests seem repetitive and skipping a few is not likely to affect the quality of the final product. Is it okay if I conduct only those tests that I think are absolutely necessary? This will save Belden time and money.
ANSWER
No. You must conduct all tests required by the government contract and accurately record all results.
Failure to follow proper testing procedures set forth in a contract can result in injury to other persons and property. It can also lead to expensive fines and can prevent future contracts, so stopping tests will not save us time or money in the long run.

To reduce the risk of violating antitrust and competition laws, we should never talk to competitors about Belden’s business or the competitor’s business with respect to any of the following:
• Past, present or future prices
• Pricing policies or strategies (or any other matter that affects price)
• Who will serve which markets
• Bids or requests for quotations
• Discounts or promotions
• Whether or how to deal with a customer, or a group of customers
At trade association meetings or sales shows, you should withdraw from any meeting with competitors where the above topics are discussed and notify our Legal Department of the incident. For further guidance, see our Antitrust Policy Bulletin, which addresses these laws in more detail.
It is also important that we only gather competitive information through appropriate ethical and legal means. This means, in part, that we never obtain proprietary or confidential information about a competitor in an illegal, deceitful or unethical manner.
It also means that we never request such information from new associates who previously worked for a Belden competitor.
If you receive any competitor information that you believe to be confidential, or obtained by inappropriate means, contact the Belden Compliance Team immediately.

Our Customers, Competitors and Business Partners
We Use Ethical Marketing Practices
It is important that we engage in ethical marketing practices at all times. If your job involves selling, advertising, promoting or marketing our products, you have a special responsibility to ensure that your conduct exhibits honesty and integrity. As a Company, we do this by always remaining accurate and truthful when representing the quality, features or availability of our products and services. It also means that we never make unfair or inaccurate comparisons between our competitors’ products and services and our own.
We Protect Third-Party Confidentiality
Upholding our integrity means that we must respect the confidential information of others, including competitors, customers and suppliers. We may not disclose such confidential information without the proper authorization of the owner. This obligation includes a duty of new associates not to divulge confidential information of their former employers.
As part of this commitment, Belden will respect the patents, copyrights and trade secrets of others, including competitors, customers and suppliers. This means we may not make unauthorized copies of copyrighted materials. Take special care in acquiring software from others. As intellectual property, software is protected by copyright, and may also be protected by patent, trade secret or as confidential information.
Before installing any software on or copying any software from Belden’s computer systems, you should check with the relevant Belden information technology associate. For further guidance, see our Copyright Policy.
QUESTION
I am currently trying to meet my quota this quarter so that I can receive incentive compensation. I’ve been dealing closely with a potential new customer, but negotiations have stalled. My contact at the potential new customer tells me that if I can convince Belden’s management to agree to certain service level metrics, the contract will be awarded to Belden. However, the proposed service level metrics will most likely not be profitable for Belden. I really want to close the deal and receive my incentive compensation. Am I allowed to advocate on behalf of the potential customer in this situation?
ANSWER
No. You should never let a desire to meet a sales quota or receive incentive compensation override your obligations to do what is in Belden’s best interests. Advocating on behalf of the client in this situation would violate the Code. If you have a question about whether a sales practice is fair or ethical, please feel free to contact the Legal Department.

Our Fellow Associates

We Foster a Respectful and Inclusive Workplace
We believe that individuals with a variety of backgrounds and perspectives enhance creativity, innovation and vitality in the workplace. This is why Belden is committed to diversity. We are also committed to equal opportunity to all qualified associates regardless of race, color, national origin, religion, age, sex, disability or any other legally protected status.
Belden provides a workplace free from unlawful and improper “harassment” of associates. Harassment is any form of unwelcome behavior toward another person that has the purpose or effect of creating an intimidating, hostile or offensive work environment.
It includes sexual and racial harassment, as well as harassment based on any other legally protected classification. Each of us has the responsibility to cooperate in maintaining a workplace free from harassment and discrimination.
If you know or suspect that illegal discrimination or harassment has occurred, report the situation immediately by contacting a supervisor or your local Human Resources representative. You may also do so by following the steps set out in the “How to Raise Concerns” section of this Code. Belden considers harassment a serious act of misconduct, and violators may be subject to disciplinary action, including discharge.
For further guidance, consult with Human Resources for a copy of Belden’s Harassment Policy Bulletin, which provides more information regarding this matter.
QUESTION
I recently transferred to a new Belden location in another country. My coworkers have been very welcoming to me in general. However, one of my coworkers has been particularly hard on me. I assumed at first that it was because I was new, but as I continue to settle into my new environment, this coworker’s attitude is becoming more and more hostile. She is now starting to make derogatory comments about my ethnicity and country of origin. I don’t want to start off on the wrong foot by reporting her behavior, but I’m tired of this treatment.
What can I do?
ANSWER
Your coworker’s behavior is not just unprofessional and unethical—it may be considered harassment. You should not hesitate to speak up about your current treatment. Go to your manager or, if you feel more comfortable, consult with Human Resources or make a report through the hotline.
However, do not feel that you need to sit silently and accept unfair or harassing treatment. Harassment of any kind has no place at Belden, and will not be tolerated.

We Promote Workplace Health and Safety
Belden is committed to ensuring that its plants and operations provide a safe work environment for all associates and comply with applicable occupational health and safety standards. No task is so important that we cannot take the time to do it safely. We consistently promote safe work practices and avoid risk to our fellow associates, our neighbors and the environment. We also implement the programs, training and internal controls necessary to achieve these goals. If you have a concern about workplace health, safety or security, please contact your supervisor. For further guidance see our Safety Policy.
Substance abuse interferes with our ability to do our jobs safely, and therefore puts us all at risk. Because our Company is committed to safe operations, we may never work while under the influence of alcohol, illegal drugs, or misused prescription drugs or over-the-counter medications, regardless of whether the use occurs during working hours or on Company premises. In addition, we may never use, possess, transfer or sell illegal drugs or alcohol, or misuse prescription drugs or over-the-counter medications, during working hours or while on Company premises. Our Company makes exception to this rule when alcohol is consumed in moderation at an authorized Company event.
To further ensure all of our safety, weapons and violence are never permitted on Company premises or while conducting work for Belden. Belden will not tolerate threats or acts of violence, and will take all reports of such misconduct seriously. If you ever feel threatened or witness an act of violence at work, you should report the matter immediately to your manager or Human Resources representative.

Our Fellow Associates
Finally, while our Company never anticipates an emergency situation, it is important that we be prepared for one to occur. In the event of a natural disaster, act of terrorism or other emergency, our Company maintains crisis management procedures in the locations where we operate.
We Uphold Individual Rights
We provide reasonable working hours and competitive wages for all associates, in line with applicable legal requirements. We support the rights of workers to bargain collectively and report their grievances to management. We have a zero tolerance policy for the use of child or forced labor and for unsafe working conditions, and will not knowingly do business with any company that violates this policy. If you have reason to believe any of our third-party partners is engaging in forced labor or other practices that violate individual human rights, report the misconduct immediately.

QUESTION
I recently overheard my coworkers complaining about another colleague’s work ethic and frequent absences. I have access to associate records in my area and happen to know that this particular coworker has a medical condition that causes him to miss work. I’d like to sit down with our colleagues and present this information to them to stop all the negative talk and facilitate a more understanding environment.
Is this okay?
ANSWER
No. If this colleague chooses to share information about his condition with others, that is his decision. However, when handling the personal information of your fellow associates, you have a responsibility to protect it at all times. This means that you cannot disclose information about another associate’s medical history—even if you are doing so in that person’s defense. You should focus instead on avoiding such conversations, or reporting them if they begin to constitute harassment.
We Respect Each Other’s Privacy
During the course of our employment, we give a good deal of personally identifiable information (PII) to our fellow associates, such as:
• Salary history
• Contact information
• Performance reviews
• Medical history
• Government-issued identification numbers
• Marital status
We have a duty to respect each other’s privacy by safeguarding such information. Those of us with access to PII must ensure that it is collected, kept and used in a manner that complies with the laws in place in the locations where we are doing business. This means we do not share this information with anyone, either inside or outside our Company, who does not have a legitimate business need to know. In addition, we should take steps to properly secure such data at all times from unauthorized access by third parties. We also have a duty to inform our colleagues about the PII that is being collected about them and how it will be used. External business partners who process this data for us should follow Belden’s privacy policies and security standards.
There are varying legal requirements governing the use of PII across the countries in which Belden does business and operates local facilities. We must comply with all applicable local laws governing PII. For further guidance, see our Privacy Policy.

Our Fellow Associates
Waiving Our Code
Belden will only grant waivers of our Code in rare circumstances, and after careful consideration. If you would like our Board of Directors to consider an exception to any of the provisions set forth in this Code, contact the Legal Department. Only a vote of the Board of Directors can grant waivers for any of Belden’s executive officers or directors. Belden will publicly disclose all waivers as and when required by the laws and rules of the Securities and Exchange Commission and the New York Stock Exchange.